SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Select Bancorp, Inc.

(Name of Issuer)

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

81617L 108

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Gregory Blake Stallings
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF SOUTH CAROLINA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 88,235 Shares of Common Stock
	6	SHARED VOTING POWER 934,620 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 88,235 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 934,620 Shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,022,855 Shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3% of the outstanding Common Stock
12	TYPE OF REPORTING PERSON IN

Item 1(a).	Name of Issuer:

Select Bancorp, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 700 W. Cumberland Street, Dunn, North Carolina, 28334.

Item 2(a).	Name of Person Filing:

This Statement (the “Statement”) is filed by Gregory Blake Stallings, an individual resident of the state of South Carolina (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business and principal office address for the Reporting Person is 1645 E. Arlington Boulevard, Suite E, Greenville, North Carolina, 27858.

Item 2(c).	Citizenship:

The Reporting Person is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common stock, par value $1.00 per share, of the Issuer (the “Common Stock”).

Item 2(e).	CUSIP Number:

81617L 108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable. Filed pursuant to Rule 13d-1(c).

Item 4.	Ownership.

(a)	Amount beneficially owned:

The Reporting Person beneficially owns in the aggregate 1,022,855 shares of Common Stock.

(b)	Percent of class:

Based on the 19,311,505 shares of Common Stock outstanding as of December 31, 2018 as disclosed by the Issuer to the Reporting Person, the Reporting Person beneficially owns approximately 5.3% of the Issuer’s outstanding shares of Common Stock.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See the response to Item 5 on the attached cover page.*

(ii)	Shared power to vote or to direct the vote:

See the response to Item 6 on the attached cover page.**

(iii)	Sole power to dispose or to direct the disposition of:

See the response to Item 7 on the attached cover page.*

(iv)	Shared power to dispose or to direct the disposition of:

See the response to Item 8 on the attached cover page.**

* The Reporting Person is the beneficial owner of 24,434 shares of Common Stock held by certain trusts (the “Children’s Trusts”) created for the benefit of family members of the Reporting Person over which the Reporting Person has sole voting and dispositive power by virtue of his capacity as the sole trustee of such trusts. The Reporting Person disclaims beneficial ownership of the shares of Common Stock held by the Children’s Trusts.

** The Reporting Person is the beneficial owner of 750,186 shares of Common Stock held by The Bill & Faye Stallings Family Trust II, dated March 6, 2008 and 184,434 shares of Common Stock held by Marion F. Stallings Living Trust, dated November 29, 2007 (collectively, the “Stallings Family Trusts”) by virtue of becoming the co-trustee of the Stallings Family Trusts on July 21, 2018. The Reporting Person is one of two trustees of the Stallings Family Trusts. The other trustee for each Stallings Family Trust is Kevin Clark Stallings (“Clark Stallings”), a director of the Issuer and brother of the Reporting Person. Voting and investment decisions of the Stallings Family Trusts require the approval of both the Reporting Person and Clark Stallings. The Reporting Person disclaims beneficial ownership of the shares of Common Stock held by the Stallings Family Trusts, except to the extent of his pecuniary interest therein.1

Clark Stallings’ business address is 1645 E. Arlington Boulevard, Suite E, Greenville, North Carolina, 27858. Clark Stallings’ principal occupation is an entrepreneur and investor. During the last five years, Clark Stallings has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Clark Stallings has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Clark Stallings is a U.S. Citizen.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

[1]	The Reporting Person is a discretionary beneficiary of the Stallings Family Trusts.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below the undersigned certifies that, to the best of the undersigned’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 27, 2019

/s/ Gregory Blake Stallings
GREGORY BLAKE STALLINGS